FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on October 29, 2015, regarding its financial results for the Third Quarter 2015.

Santiago, Chile, October 29th, 2015, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of lending and non-lending products and services across all segments of the Chilean financial market, today announced its results for the third quarter of 2015.

Our Brands

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Credit Ratings

(LT Foreign Currency)

Moody’s

Standard & Poor’s

2015 – 3rd Quarter | Earnings Report

‘Positive present to get ready for the future ’

HIGHLIGHTS

•                  BCH posted strong loan growth of 6.0% QoQ in the 3Q15, explained by significant organic expansion (3.6%) and the acquisition of a Ch$564 Bn. loan portfolio from a local bank.

•                  As of August 2015, Banco de Chile had gained 64 bp. of market share in total loans when compared to December 2014.

•                  Despite economic slowdown, Bank’s operating revenues grew at double-digit rates (12%) YoY in 3Q15.

From the Desk of Arturo Tagle (CEO)

‘The 3Q15 has been successful for us, not only in terms of earnings but also in loan growth. Although our net income displayed YoY and QoQ decreases by totalling Ch$134 Bn., these reductions become negligible when adjusted by extraordinary items, such as countercyclical allowances of ~Ch$31 Bn. set in the 3Q15, based on both the economic slowdown and our prudent risk approach. In this regard, we keep a cautious eye on the economic backdrop as we believe that the local economy will maintain a slow pace of growth –of about 2.5%– in 2016.

As for growth in operating revenues, I would like to underline the uptick in fee income this year. This has been fostered by reinforced service models in diverse businesses, like mutual funds management and insurance brokerage, permitting us to increase customer knowledge. Also, we have benefited from one-time effects related to corporate financing and transactional services. On the other hand, we posted a significant growth in loans, both YoY (12.3%) and QoQ (6.0%). Certainly, this was influenced by the acquisition of a Ch$564 Bn. loan portfolio from a local bank. Nevertheless, once deducted this purchase, our loan expansion continues to be attractive by posting 9.7% YoY and 3.6% QoQ.

In summary, during 2015 we have outperformed our own goals and we believe we are in shape to effectively deal with the future ahead’.

Selected Financial Data (1) (in millions of Ch$, except %)	3Q14	3Q15	YoY Chg.
Income Statement (Millions of Ch$)
Net financial income(2)	312,895	347,857	11.2%
Net Fees and Commissions	66,128	77,365	17.0%
Other operating income	7,022	6,614	(5.8)%
Total Operating Revenues (2)	386,045	431,836	11.9%
Provisions for loan losses	(61,655)	(104,242)	69.1%
Operating expenses	(167,681)	(186,433)	11.2%
Net income (3)	158,718	133,800	(15.7)%
Earnings per Share
Net income per share (Ch$)	1.68	1.39	(17.0)%
Book value per share (Ch$)	25.76	27.75	7.7%
Shares Outstanding (Millions)	94,655	96,129	1.6%
Balance Sheet (Millions of Ch$)
Loans to customers	21,383,079	24,017,871	12.3%
Total assets	26,611,900	30,821,866	15.8%
Demand Deposits	6,344,247	7,292,658	14.9%
Equity	2,438,311	2,667,819	9.4%
Profitability Ratios
Return on average assets (ROAA)	2.42%	1.77%	(65	)bp
Return on average equity (ROAE)	26.33%	20.42%	(591	)bp
Net Financial Margin(4)	5.18%	5.18%	—
Efficiency ratio	43.44%	43.17%	(27	)bp
Credit Quality Ratios
Total Past Due / Total Loans	1.28%	1.29%	+1	bp
Allowances / Total loans	2.45%	2.38%	(7	)bp
Allowances / Total Past Due	1.91	x	1.84	x	(0.07	)x
Provisions / Avg. Loans	1.17%	1.78%	+61	bp
Capital Adequacy Ratios
BIS Ratio (Regulatory Capital / RWA)	13.17%	12.38%	(79	)bp
Tier I Ratio (Capital / RWA)	10.26%	9.77%	(49	)bp

(1)         See pages 13 to 15.

(2)         Net interest income, Net fees and commissions, foreign exchange transactions, net financial operating income and other operating income.

(3)         Net Income attributable to Bank’s owners (adjusted by minority interest).

(4)         Net financial income divided by average interest earning assets.

3rd Quarter 2015 | Business Environment:

Chilean Economy

•                  The Chilean economy posted a weak growth in the 3Q15(e), which was the result of subdued investment, lower copper prices and uncertainty about external economic scenarios. In this context, both consumer and business confidence measures have remained pessimistic.

•                  As a consequence, GDP growth expectations have been revised downwards by the Ministry of Finance, by market analysts (according to the economic survey conducted by the Chilean Central Bank) and by diverse economic organizations. At this point, the market consensus expects the Chilean economy to grow between 2.00% and 2.25% in 2015.

•                  Investment has been one of the main factors contributing to the economic slowdown. In the 2Q15 investment slid by 3.0% YoY and the outlook has not improved significantly for the rest of the year. Actually, investment is expected to shrink by 1.2% this year, according to the latest Central Bank’s estimates.

•                  Consumption maintained a moderate pace of growth, expanding at 2.0% YoY in the 2Q15. Although the labour market has remained resilient—with the unemployment rate standing at 6.5% in August—the recent moderation of the real wage bill, subdued economic expectations and the lower growth of fiscal spending for 2016 are all consistent with further moderation in private consumption over the next quarters. In addition, credit supply has remained tight, which is aligned with a less favourable economic environment. Bottom line, consumption is expected to increase 1.6% YoY in 2015, according to the latest Central Bank’s estimates.

•                  Concerning to prices, high inflation has persisted throughout 2015. In fact, annual inflation just completed 18 months above the upper bound of the Central Bank’s target range (2%-4%) by posting 4.0% YTD and 4.6% YoY as of September 2015. These figures were largely explained by the depreciation experienced by the Ch$, which in turn was driven by expectations of interest rate hikes in the US and worsened terms of trade. The consensus estimate for annual inflation is 4.6% by December 2015.

•                  Regarding interest rates, the Central Bank decided to increase the monetary policy rate to 3.25% in October 2015, after maintaining it at 3.0% since the 4Q14. This decision was consistent with a more restrictive tone announced in the September Monetary Policy Report and the press release out in the last monetary policy meeting. Inflation and external forces were argued by the Central Bank as key drivers for this hike while suggesting that additional increases could take place in the future depending on economic developments and changes in inflation.

KEY ECONOMIC INDICATORS

Actual GDP & GDP Expectations for 2015(1)

(GDP 12m % change and EoP Expectations)

(1) Based on the Monthly Economic Expectations Survey conducted by the Chilean Central Bank.

Inflation and Monetary Policy Rate

(12m % change and %)

3rd Quarter 2015 | Business Environment:

Local Banking Industry (1)(2)

•                  The industry’s loan portfolio grew 5.9% YoY (real terms) in the 3Q15(e), which represents the highest YoY growth rate since the 2Q14. Although this seems to be good news by reflecting a moderate upward trend in loan activity, it is still far from figures posted in recent years. This is nothing but the effect of the slowdown in the local economy, which has been produced by a combination of internal and external factors.

•                  When looking at every lending family, it is possible to realize that residential mortgage loans have been the main engine for loan growth. In the 3Q15 this credit family completed five quarters growing above 10.0% (real terms) YoY. As mentioned in previous quarters, this solid trend has been the result of a strong demand fostered by the expectation of higher housing prices given the effect of the tax reform. On the other hand, interest rates continue to be at very low levels.

•                  To a lesser extent, the moderate uptick evidenced by total loans has been influenced by a similar trend in commercial loans, which recorded a 4.6% YoY expansion in the 3Q15. This is consistent with a tempered rebound in business sentiment (though still pessimistic) while reflecting the effect of Chilean peso depreciation on the USD-denominated loans.

•                  As for consumer loans, they posted a 3.3% YoY increase (real terms) in the 3Q15, which unfavorably compared to the 3.6% YoY rise recorded in the 2Q15. This is, undoubtedly, the effect of a subdued consumption, with retail sales growing only 0.9% YoY as of Aug.15 (2.4% as of Aug.14 and 10.1% as of Aug.13), as recently revealed by the National Chamber of Commerce.

•                  Concerning to net income, the industry recorded a bottom line of Ch$1,481 Bn. as of Aug.15, which was 7.9% below the figure posted as of Aug.14 (Ch$1,608 Bn.). This decrease was mainly explained by operating expenses growing 8.7% YoY (from Ch$2,686 Bn. as of Aug.14 to Ch$2,919 Bn. as of Aug.15), mainly due to the effect of past inflation on personnel expenses (+8.7% YoY), as well as the impact of exchange rate increase and inflation on administrative expenses (+12.0% YoY) indexed to such currencies.

•                  The increase in operating expenses was partially offset by loan loss provisions decreasing 4.6% YoY, from Ch$1,052 Bn. as of Aug.14 to Ch$1,004 Bn. as of Aug.15. Also, despite lower inflation YoY (UF variation: 3.4% YTD as of Aug.14 vs 2.3% YTD as of Aug.15), the industry posted a 2.0% YoY increase in operating revenues, from Ch$5,674 Bn. as of Aug.14 to Ch$5,788 Bn. as of Aug.15. This resulted from higher fee-based income and stable net interest income.

•                  Based on these results, the banking industry reached a ROAE of 15.1%, which negatively compared to the ROAE of 18.0% recorded as of Aug.14.

INDUSTRY’S KEY FIGURES

Loan Growth

(12m % change, in real terms)

Net Income & ROAE

(In billions of Ch$ and %, as of each date)

(1) 12-month real growth for the 3Q15 considers YoY annual growth for the period August2015/August2014.

(2) Figures exclude operations of subsidiaries abroad. Also, if applicable, non-recurring effects associated with the consolidation of loans coming from other industries (such as the retail industry) are isolated when calculating YoY growth rates. These are the cases of retailers’ credit card portfolios consolidation / acquisition into the banking system in December 2013 and May 2015 amounting to approximately Ch$430 Bn. and Ch$357 Bn., respectively.

3rd Quarter 2015 | Earnings Report:

Net Income

Our bottom line amounted to Ch$134 Bn. in the 3Q15. This figure represented a decrease with respect to both the previous quarter and the 3Q14 of 20.5% and 15.7%, respectively. However, it is worth noting that these shrinks were explained by non-recurring effects rather than business drivers, which have continued behaving positively. Accordingly, the YoY change in our net income mainly relied on:

•                  A YoY increase in loan loss provisions, mainly explained by the establishment of additional (countercyclical) allowances. These reserves were set in light of our view for the local economy, which is expected to maintain a slow pace next year. To a lesser extent, there was a negative FX impact on USD-denominated allowances due to higher Ch$ depreciation in the 3Q15 vs the 3Q14, which was completely offset in operating revenues.

•                  Higher operating expenses, mostly as a result of the impact of past inflation on salaries and administrative expenses indexed to both inflation and exchange rate (USD).

•                  A YoY increase in income tax. On the one hand, the 3Q14 represented a low basis for comparison due to the one-time positive effect of Ch$21 Bn. related to the impact of the entry into force of the tax reform on deferred taxes. On the other hand, due to the tax reform, we faced a higher tax rate in the 3Q15 (22.5%) vis-a-vis the 3Q14 (21.0%).

The above-mentioned factors were somewhat offset by a solid top line, which remains resilient to a decelerated economy. As compared to the 3Q14, during the 3Q15 our operating revenues benefited from: (i) higher inflation that boosted the contribution of our UF net asset position, (ii) greater fee income, particularly associated with higher revenues from both mutual funds management and insurance brokerage, as well as certain one-offs in corporate financing/advisory and transactional services, (iii) higher income from FX positions hedging our exposure to USD-denominated loan loss allowances, (iv) lower charges related to Credit Value Adjustment for derivatives (CVA hereafter), and (v) higher sales of loans.

All of these drivers resulted in lower profitability, with ROAE dwindling from 26.3% in the 3Q14 to 20.4% in the 3Q15. As mentioned, this reduction mainly stemmed from countercyclical allowances. Once adjusted by this item, ROAE would have reached 25% in the 3Q15. Lastly, we remained the market-leading bank in earnings and profitability YTD (Aug.15).

NET INCOME: EVOLUTION AND BRIDGE

(In billions of Ch$, except for %)

On a YTD basis, our net income amounted to Ch$419 Bn. in 2015 as compared to the Ch$463 Bn. posted last year. This YoY shrink of 9.5% was the consequence of: (i) higher operating expenses associated with the effect of past inflation in personnel and administrative expenses, (ii) a YoY increase in loan loss provisions, mainly due to the accounting of higher additional allowances, and (iii) higher income tax attributable to higher tax rate (tax reform) and deferred tax benefits recognised in 2014. These factors were partly offset by higher operating revenues, in spite of lower contribution from our inflation-indexed exposure.

3rd Quarter 2015 | Earnings Report:

Operating Revenues

As previously mentioned, our operating revenues remained strong in the 3Q15 by totalling Ch$432 Bn. This amount was 11.9% above the Ch$386 Bn. posted in the 3Q15 and the annual advance of Ch$46 Bn. was principally supported by:

•                  Higher contribution from our inflation-indexed (UF) net asset exposure by approximately Ch$32.5 Bn. This was the consequence of higher than expected inflation (measured as UF) in the 3Q15 (1.46%) as compared to the 3Q14 (0.60%), together with slightly lower nominal interest rates (Ch$) funding this net asset position in each quarter.

•                  Fee-based income growing 17.0% (Ch$11.2 Bn.) YoY. This increase was principally caused by: (i) fees from transactional services (credit cards / checking accounts / ATMs) growing Ch$3.5 Bn. YoY, influenced by higher interbank fees for ATM transactions (with retroactive effect), (ii) higher fees from corporate financing/advisory by roughly Ch$3.5 Bn. YoY, mainly steered by one-offs, (iii) an annual increase of Ch$2.1 Bn. in fees from mutual funds management, explained by a 7.2% YoY expansion in average AUM, and (iv) fees from insurance brokerage going up Ch$1.0 YoY, due to commercial campaigns that boosted written premiums by 15.6% YoY, particularly in customer protection (non-credit related) insurances.

•                  A higher positive FX effect of Ch$3.8 Bn. on the asset position in USD that hedges our exposure to allowances (credit risk and expenses) denominated in USD. This was caused by a Ch$ depreciation of 11.0% in the 3Q15 that exceeded the 9.3% in the 3Q14.

•                  Charges related to CVA decreasing from Ch$8.9 Bn. in the 3Q14 to Ch$5.5 Bn. in the 3Q15, mainly due to lower risk premiums.

•                  Higher income from sales of loans amounting to Ch$2.4 Bn. in the 3Q15. This compared to negligible transactions in the 3Q14.

All of these factors allowed us to effectively cope with a YoY decrease of Ch$3.6 Bn. in income from loans. Despite an 11.0% YoY growth in average loans, we have seen a decrease in average lending spreads, particularly in corporate and consumer lending. These have been the most impacted credit families by the economic slowdown, which has prompted an intense competition among banks. On the other hand, we recorded lower income from sales of AFS securities in the 3Q15 as compared to the 3Q14 by roughly Ch$5.6 Bn. YoY.

TOTAL OPERATING REVENUES

	Quarters		Year End		YoY Chg.
(in millions of Ch$ and %)	3Q14	3Q15	Sep-14	Sep-15	3Q14/3Q15		Sep14/Sep15
Net Interest Income	285,505	318,808	902,859	906,552	11.7%		0.4%
Net Fees and Commissions	66,128	77,365	200,490	223,159	17.0%		11.3%
Net Financial Operating Income	(3,617)	5,350	23,551	36,923	—		56.8%
Foreign Exchange Transactions	31,007	23,699	61,561	44,598	(23.6)%		(27.6)%
Other operating income	7,022	6,614	17,488	20,742	(5.8)%		18.6%
Total Operating Revenues	386,045	431,836	1,205,949	1,231,974	11.9%		2.2%
Net Financial Margin (NFM)	5.18%	5.18%	5.52%	5.07%	—		(45	)bp
Net Interest Margin (NIM)	4.73%	4.74%	5.04%	4.65%	+1	bp	(39	)bp

On a YTD basis, our revenues surged 2.2% YoY, from Ch$1,206.0 Bn. in 2014 to Ch$1,232.0 Bn. in 2015. This was fostered by: (i) fees boosting by Ch$22.7 Bn. YoY (as a result of AUM that grew 16.4% YoY and prompted further fees from mutual funds by Ch$9.1 Bn. YoY; fees from transactional services that rose by Ch$5.9 Bn. YoY driven by both higher transactionality and an increase in interbank fares for ATM transactions; higher fees from corporate lending/advisory by Ch$3.6 Bn.; and greater fees from insurance brokerage by Ch$1.2 Bn.), (ii) an annual increase of Ch$9.4 Bn. in income from loans, given average loans growing 6.9% YoY and a slight decrease in lending spreads, (iii) lower charges associated with CVA by Ch$9.4 Bn. YoY, (iv) higher revenues by Ch$5.7 Bn. from the management of FX positions hedging our USD-denominated allowances (risk and expenses), given a Ch$ depreciation of 16.0% in 2015 and 14.9% in 2014, and (v) greater sales of loans by nearly Ch$2.6 Bn. in 2015 as compared to negligible amounts in 2014. These factors allowed us to successfully cope with lower YoY contribution of our UF net asset position by Ch$23.9 Bn., due to YTD UF variation of 2.92% as of September 2015 as compared to 3.68% as of September 2014.

3rd Quarter 2015 | Earnings Report:

Loan Loss Provisions & Allowances

Our loan loss provisions totalled Ch$104.2 Bn. in the 3Q15, which was 69.1% above the Ch$61.7 Bn. recorded a year earlier. Although this annual increase seems to be well above the average we have posted in past quarters, it includes diverse one-time effects. Accordingly, the YoY variance of Ch$42.6 Bn in loan loss provisions can be explained as follows:

•                  Countercyclical allowances of Ch$30.9 Bn. that we set in the 3Q15, comparing to nil allowances in the 3Q14. As mentioned earlier, we set these allowances in light of our expectations for the local economic backdrop. Although we believe the Chilean economy will continue growing in 2016, an expansion well below the potential growth rate could produce second-round effects on both companies and individuals, which could harm the overall payment capacity of borrowers.

•                  Negative FX effect on USD-denominated loan loss allowances. As mentioned earlier, the Ch$ depreciated by 11.0% in the 3Q15 as compared to 9.3% in the 3Q14. This resulted in higher risk expenses of nearly Ch$2.4 Bn. YoY.

•                  Volume and mix effects that jointly amounted to Ch$6.6 Bn. YoY supported by average loans growing 11.0% in the 3Q15 as compared to the 3Q14. This effect was particularly concentrated in our retail banking segment, given a higher credit risk when compared to the wholesale segment.

As a result of the aforesaid, our LLP ratio increased from 1.17% in the 3Q14 to 1.78% in the 3Q15. However, by excluding the effect of both countercyclical allowances and FX, we would have reached a LLP ratio of 1.22%, which is totally consistent with the figure posted a year earlier. Last but not least, our delinquency ratio remained flat and below 1.3%, which demonstrates that our credit quality keeps strong.

LOAN LOSS PROVISIONS & ALLOWANCES

Quarters	Year End	% Change
(in millions of Ch$ and %)	3Q14	3Q15	Sep-14	Sep-15	3Q14/3Q15	Sep14/Sep15
Initial Allowances	(522,545)	(542,097)	(480,478)	(528,615)	3.7%	10.0%
Charge-offs	68,800	62,466	183,963	198,811	(9.2)%	8.1%
Sales of Loans	—	2,419	—	2,690	—	—
Loan Portfolio Acquisition	—	(12,329)	—	(12,329)	—	—
Provisions established, net	(71,029)	(82,311)	(228,259)	(232,409)	15.9%	1.8%
Final Allowances	(524,774)	(571,852)	(524,774)	(571,852)	9.0%	9.0%
Provisions Established	(71,029)	(82,311)	(228,259)	(232,409)	15.9%	1.8%
Prov. Financial Guarantees	(2,073)	(4,624)	(3,790)	(5,331)	123.1%	40.7%
Additional Provisions	—	(30,921)	(10,069)	(30,921)	—	207.1%
Recoveries	11,447	13,614	31,756	39,610	18.9%	24.7%
Loan Loss Provisions	(61,655)	(104,242)	(210,362)	(229,051)	69.1%	8.9%
Credit Quality Ratios
Allowances / Total loans	2.45%	2.38%	2.45%	2.38%	(7	)bp	(7	)bp
Allowances / Total Past Due	1.91	x	1.84	x	1.91	x	1.84	x	(0.07	)x	(0.07	)x
Provisions / Avg. Loans	1.17%	1.78%	1.34%	1.36%	+61	bp	+2	bp
Charge-offs / Avg. Loans	1.30%	1.07%	1.17%	1.18%	(23	)bp	+1	bp
Total Past Due / Total Loans	1.28%	1.29%	1.28%	1.29%	+1	bp	+1	bp
Recoveries / Avg. Loans	0.22%	0.23%	0.20%	0.24%	+1	bp	+4	bp

On a YTD basis, our loan loss provisions amounted to Ch$229.0 Bn. as of September 2015, which was 8.9% above the figure posted last year. Once again, the Ch$18.7 Bn. increase was influenced by both non-recurring effects and risk expenses related to the ordinary course of business, as follows:

•                  Higher additional (countercyclical) allowances by roughly Ch$20.9 Bn. YoY.

•                  Negative FX effect of Ch$3.5Bn. YoY given a higher depreciation of the Ch$ in 2015 as compared to 2014 (16.0% vs 14.9%)

•                  Volume and mix effects that were mostly offset by a YoY improvement in credit quality across all business segments.

3rd Quarter 2015 | Earnings Report:

Operating Expenses

Our total operating expenses amounted to Ch$186.4 Bn. in the 3Q15 as compared to the Ch$167.7 Bn. posted a year earlier. This 11.2% YoY increase was mainly influenced by:

•                  Personnel expenses growing 9.9% YoY (or Ch$8.5 Bn.), due to: (i) the effect of past inflation in salaries (adjusted twice a year), which explains 4.1 p.p. of the annual variance in personnel expenses, (ii) benefits negotiated with our unions in the last bargaining process, representing 2.0 p.p. of the YoY increase in personnel expenses, (iii) higher severance expenses explaining 0.8 p.p. of YoY variance, related to organizational restructuring in commercial units, (iv) merit salary adjustments explaining 1.8 p.p., and (v) a slight YoY increase of roughly 0.4% in average headcount in the 3Q15.

•                  Other operating expenses growing Ch$6.8 Bn. YoY. This rise was mainly caused by the recognition of higher country risk provisions by Ch$4.2 Bn. YoY, which is expected to dwindle over the rest of the year to the extent that certain cross-border loans expire (most of them in the short-term). Also, the increase in this line item included further costs by Ch$1.9 Bn. YoY related to a co-branded credit card program.

•                  An annual increase of 8.0% (Ch$5.5 Bn.) in administrative expenses. This increment was principally fostered by: (i) higher expenses related to our buildings and branch network by Ch$2.2 Bn. YoY (including rentals, insurance premiums, maintenance, security services, etc.) most of them indexed to inflation, (ii) greater advertising expenses by Ch$1.1 Bn. YoY in light of recent campaigns resulting from a strategic alliance and the aim of reinforcing our position by revealing corporate achievements, and (iii) IT and communication services increasing Ch$0.6 Bn. YoY, due to the effect of inflation and Ch$ depreciation on fares.

As a result of the above and given the 11.9% YoY rise in operating revenues, we were able to improve our cost-to-income ratio from 43.4% in the 3Q14 to 43.2% in the 3Q15. The cost-to-assets ratio displayed a similar trend by decreasing from 2.6% to 2.5% within the same period.

TOTAL OPERATING EXPENSES

	Quarters		Year End		% Change
(in millions of Ch$ and %)	3Q14	3Q15	Sep-14	Sep-15	3Q14/3Q15		Sep14/Sep15
Personnel expenses	(85,839)	(94,320)	(255,519)	(278,386)	9.9%		8.9%
Administrative expenses	(69,252)	(74,786)	(201,230)	(214,171)	8.0%		6.4%
Depreciation and Amort.	(7,935)	(7,307)	(20,897)	(21,999)	(7.9)%		5.3%
Impairments	(1,563)	(86)	(1,771)	(144)	(94.5)%		(91.9)%
Other Oper. Expenses	(3,092)	(9,934)	(18,402)	(23,591)	221.3%		28.2%
Total Oper. Expenses	(167,681)	(186,433)	(497,819)	(538,291)	11.2%		8.1%
Additional Information
Op. Exp. / Op. Rev.	43.44%	43.17%	41.28%	43.69%	(27	)bp	+241	bp
Op. Exp. / Avg. Assets	2.56%	2.47%	2.56%	2.49%	(9	)bp	(7	)bp
Headcount (#)	14,913	14,993	14,913	14,993	+80		+80
Branches (#)	430	421	430	421	(9)		(9)

On a YTD basis, our OpEx posted a YoY increase of 8.1%, going from Ch$497.8 Bn. as of September 2015 to Ch$538.3 Bn. as of September 2015. This was primarily explained by:

•                  Personnel expenses increasing 8.9% YoY (Ch$22.9 Bn.) as a result of (i) the recognition of past inflation in salaries (explaining 4.1%), (ii) benefits agreed with our staff (representing 2.0%) in the last bargaining process, (iii) merit salary adjustment (accounting for 1.8%), and (iv) higher severance expenses (representing 1.2%), particularly concentrated in the 1Q15 due to organizational restructuring in commercial units.

•                  Administrative expenses going up 6.4% YoY (Ch$12.9 Bn.) due to: (i) an annual rise of Ch$5.0 in IT and communication services due to the effect of inflation and Ch$ depreciation on IT and data processing prices, (ii) higher infrastructure-related expenses of Ch$4.7 Bn., given the effect of inflation on rentals, insurance and conservation expenses, and (iii) higher advertising expenses of Ch$1.6 Bn. YoY, as previously explained.

•                  Other operating expenses growing Ch$5.2 Bn. YoY which stemmed from: (i) higher country risk provisions by roughly Ch$5.1 Bn. YoY, linked to short-term cross-border loans, and (ii) an increase of approximately Ch$1.7 Bn. in expenses related to co-branded credit cards.

Lastly, our cost-to-income ratio was 43.7% as of September 2015, as compared to 41.3% a year earlier. This was mainly caused by the effect of lower YTD inflation (UF) on revenues.

3rd Quarter 2015 | Earnings Report:

Loan Portfolio

As of September 2015, we had total loans of Ch$24,018 Bn., which denoted a YoY expansion of 12.3% and a significant QoQ upsurge of 6.0%. As anticipated in the previous quarterly report, part of this increase was explained by the acquisition of a loan portfolio from a local Bank by approximately Ch$564 Bn., booked in our balance sheet during the 3Q15. Therefore, if we adjust our loan book expansion by this extraordinary event, we would have reached QoQ and YoY growth rates of 3.6% and 9.7%, respectively. These rates continue to be, however, very attractive. All in all, as of August 31, 2015 we held an 18.5%* market share in total loans and ranked second within the local banking industry.

LOAN PORTFOLIO:

(In Billions of Ch$ and %)

BREAKDOWN AND EVOLUTION

QUARTERLY GROWTH BY LENDING FAMILY

The loan book expansion mentioned above was mainly fostered by:

•                  A strong demand for residential mortgage loans, given both a scenario of low interest rates and customers interested in buying houses in advance in order to avoid tax burden on properties since 2017. As a result, our residential mortgage loans exhibited a balance of Ch$6,108 Bn. as of September 2015, which represented a 17.0% YoY growth (5.2% QoQ) and supported a market stake of 17.3%* as of August 2015. It is worth noting that this expansion have taken place in spite of stricter requirements we have set for mortgage loans applications. Accordingly, the trend followed by our balances has mainly been steered by a high demand for housing.

•                  A resilient demand for consumer loans, notwithstanding the deceleration displayed by private consumption and deteriorated consumer expectations. Our consumer loans totaled Ch$3,525 Bn. as of September 2015. This figure was 9.1% above the figure posted last year and upheld a market share of 20.6%* as of August 2015. On a QoQ basis, our consumer loans showed a significant uptick by growing 3.3% in the 3Q15 as compared to 1.2% in the 2Q15. Among the main products explaining this growth we can mention credit card loans expanding 11.0% YoY and installment loans going up by 8.5% on a yearly basis. It is worth noting that given the acquisition of a credit cards loan portfolio by a local bank (from a local retailer) the industry’s consumer loan portfolio grew inorganically by Ch$357 Bn. in May.15, which translated into a market share decrease of 45 bp. for us.

•                  A significant expansion in commercial loans, which increased by 11.2% YoY and 7.1% QoQ. Certainly, part of this growth was explained by the previously mentioned portfolio purchase from a local bank. If those loans are removed, we would have posted organic growth of 6.9% YoY and 2.9% QoQ, which is remarkable as well in view of the intense competition observed in this market.  In this regard, the uptick we have posted in organic growth over the last quarters have had to do with specific commercial decisions intended to enhance our competitiveness in certain short-term lending products (trade finance and working capital). All in all, we had commercial loans of Ch$14,385 Bn. as of September 2015, which resulted in a market stake of 18.6%* as of August 2015. This represented an increase of 67 bp. with respect to the figure posted as of December 2014.

* Excluding operations of subsidiaries abroad.

3rd Quarter 2015 | Earnings Report:

Funding Structure

Unlike last year, during 2015 we have been less active in placing long-term bonds abroad. Although funding diversification continues to be an important goal for us, we take opportunities as long as they come up and are aligned with our mid-term objectives of duration and costs. Thus, throughout this year we have prioritised debt issuances within the local market while utilizing our USD1 Bn. Commercial Paper program registered in the U.S.

In this regard, as of September 2015 we had issued long-term bonds by Ch$846 Bn., most of them (Ch$815 Bn.) placed locally in UF and the remaining amount (Ch$31 Bn.) abroad, particularly in Honk Kong during the 1Q15. Nevertheless, it is important to mention that on October 27, 2015 we placed 10Yr. medium-term notes in Hong Kong by approximately USD78 million. These notes were issued under our USD3 Bn. Medium-Term Note Program registered in Luxembourg. In addition, as of September 30, 2015 we had issued commercial papers by Ch$994 Bn., although we had an outstanding balance of approximately Ch$390 Bn. as of the same date.

As a result of the above, our debt issued represented 19.4% of our total funding as of September 2015, which represents an increment of 8.5 p.p. from the share recorded as of September 2011. The important thing is that this increment in long-term debt has replaced more volatile funding sources like deposits from the wholesale business segment.

FUNDING: BREAKDOWN / EVOLUTION

(In percentage, billions of Ch$ and times)

Notes:

Cost of funding chart considers banks with market share above 7% in total loans as of Aug.15. Also, cost of funding is defined as the annualized sum of interest expenses divided by sum of average balances of demand deposits, Repos, time deposits and saving accounts, borrowings from financial institutions, debt issued and other financial liabilities.

On the other hand, our market-leading position in non-interest bearing liabilities (current accounts and demand deposits) has remained strong. Actually, as of August 2015 we led the industry in both total DDAs (market share of 23.1%) and —more importantly— DDAs held by individuals (market stake of 28.7%). Also, when looking at our total deposits, those coming from the retail segment, including Time Deposits and Demand Deposits, represented a 25.2% of our assets as of September 2015. As depicted above, retail deposits have been a very stable funding source over the last four years. For us, this is a key competitive strength by allowing us to maintain adequate liquidity ratios while contributing to develop attractive value offerings for our customers.

All of these factors have translated into a competitive funding cost (2.6% as of August 2015), which favourably compares to the average cost of funding borne by main Chilean banks and the local banking industry as a whole.

3rd Quarter 2015 | Earnings Report:

Capital Adequacy & Other Topics

Our equity accounted for Ch$2,667.8 Bn. as of September 2015, which was 9.4% above the Ch$2,438.3 Bn. recorded a year earlier. This YoY expansion mainly relied on:

•                  An annual increase of Ch$127 Bn. in reserves, associated with the recognition of inflation on our shareholders’ equity by retaining part of our net income for the FY2014. Through this procedure we maintain the real value of our equity.

•                  Higher paid-in capital by Ch$96 Bn., based on the capitalization agreed by our shareholders in ordinary meeting held on March 26, 2015. This capitalization was the result of a dividend payout ratio of 70% (once deducted the payment to the Central Bank, equivalent to 100% of SAOS’ stake in our economic rights plus the rights of SM-Chile/A shares) with charge to our net distributable earnings (net income less inflation effect on equity) for the FY2014.

•                  Other Comprehensive Income increasing by Ch$26 Bn. YoY, explained by: (i) higher and positive fair value adjustment of derivatives held for cash flow hedge accounting by Ch$24 Bn. YoY, and (ii) higher mark-to-market gains of AFS securities by Ch$2 Bn. YoY.

These factors permitted us to effectively offset a YoY decrease of approximately Ch$20 Bn. in net income for the period (net of provisions for minimum dividends).

As for capital adequacy, organic loan growth and the recent acquisition of a loan portfolio from a local player have put some pressure on our capital ratios. Nevertheless, we feel comfortable with current levels, as our capital indicators remain well above the regulatory thresholds. As of September 15, our BIS ratio was 12.4% (regulatory limit of 10%) and our Tier I leverage ratio was 7.4% (regulatory limit of 3.0%). As of the same date, our Tier I ratio (on RWA) was 9.9%.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$ and %)

Equity	Sep-14	Sep-15	YoY Chg.
Capital & Reserves
Capital	1,944.9	2,041.1	4.9%
Reserves	263.3	390.6	48.3%
Other accounts	16.8	42.9	155.7%
Earnings
Retained Earnings	16.4	16.1	(1.9)%
Income for the Period	462.9	418.9	(9.5)%
Provisions for Min. Dividends	(266.0)	(241.8)	(9.1)%
Minority Interest
Minority Interest	—	—	—
Total Equity	2,438.3	2,667.8	9.4%

Notes:

Assets: Total Assets | RWA: Risk-Weighted Assets | Total Capital: Basic Capital + Supplementary Capital (if any).

Basic Capital: paid-in capital, reserves and retained earnings, excluding capital of subsidiaries and foreign branches.

STOCK DIVIDEND: ISSUANCE OF FULLY PAID-IN SHARES

On July 23, 2015 our Board agreed the issuance and distribution of 1,473,778,889 fully paid-in shares with no par value in order to bolster the Bank’s paid-in capital by Ch$96,252,499,241, as determined by our shareholders on March 26, 2015. This amount represented the retention of 30% (once deducted the payment to SAOS) of our net distributable earnings for the FY2014. The issuance of fully paid-in shares was approved by the SBIF on June 5, 2015 and went effective on August 6, 2015 by distributing those shares among our shareholders at a ratio of 0.02250251855 per each Banco de Chile share. As a result of this capital increase, the Bank’s capital base is now composed of 96,129,146,433 shares.

CONNECTIVITY AGREEMENT BANCO DE CHILE – CITIGROUP INC.

On October 22, 2015 Banco de Chile and Citigroup Inc. subscribed new Agreements of Cooperation, Global Connectivity and License (“Trademark License Agreement”) with durations of two years beginning on January 1, 2016. For more information, please visit our Investor Relations site (Material Facts) at www.bancochile.cl.

3rd Quarter 2015 | Business Segments:

Business Model: Loans | Income before Taxes | Customers

LOANS BREAKDOWN BY SEGMENT

(In Billions of Ch$ and %)

As of September 30, 2014	As of September 30, 2015

INCOME BEFORE INCOME TAX BY SEGMENT

(In Millions of Ch$ and %)

	Quarter		As of		% Change
Business Segment	3Q14	3Q15	Sep-14	Sep-15	3Q15/3Q14	Sep-15/Sep-14
Retail Banking	71,543	74,759	225,377	216,870	4.5%	(3.8)%
Wholesale Banking	73,907	50,692	214,161	185,915	(31.4)%	(13.2)%
Treasury	3,383	7,069	33,642	35,523	108.9%	5.6%
Subsidiaries	8,623	9,601	26,515	29,029	11.3%	9.5%
Income before income tax	157,456	142,121	499,695	467,337	(9.7)%	(6.5)%

CUSTOMER BASE BY SEGMENT

(Borrowers + Current Account Holders)

3rd Quarter 2015 | Financial Information:

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	3Q14	2Q15	3Q15	3Q15	% Change		Sep-14	Sep-15	Sep-15	% Change
	MCh$	MCh$	MCh$	MUS$	3Q15/3Q14	3Q15/2Q15	MCh$	MCh$	MUS$	Sep-15/Sep-14
Interest revenue and expense
Interest revenue	437,655	508,343	522,305	750.0	19.3%	2.7%	1,480,538	1,396,266	2,005.0	(5.7)%
Interest expense	(152,150)	(184,322)	(203,497)	(292.2)	33.7%	10.4%	(577,679)	(489,714)	(703.2)	(15.2)%
Net interest income	285,505	324,021	318,808	457.8	11.7%	(1.6)%	902,859	906,552	1,301.8	0.4%
Fees and commissions
Income from fees and commissions	95,555	103,246	114,902	165.0	20.2%	11.3%	286,153	320,520	460.3	12.0%
Expenses from fees and commissions	(29,427)	(29,553)	(37,537)	(53.9)	27.6%	27.0%	(85,663)	(97,361)	(139.8)	13.7%
Net fees and commissions income	66,128	73,693	77,365	111.1	17.0%	5.0%	200,490	223,159	320.5	11.3%
Net Financial Operating Income	(3,617)	9,568	5,350	7.7	—	(44.1)%	23,551	36,923	53.0	56.8%
Foreign exchange transactions, net	31,007	5,396	23,699	34.0	(23.6)%	339.2%	61,561	44,598	64.0	(27.6)%
Other operating income	7,022	5,981	6,614	9.5	(5.8)%	10.6%	17,488	20,742	29.8	18.6%
Total Operating Revenues	386,045	418,659	431,836	620.1	11.9%	3.1%	1,205,949	1,231,974	1,769.1	2.2%
Provisions for loan losses	(61,655)	(59,377)	(104,242)	(149.7)	69.1%	75.6%	(210,362)	(229,051)	(328.9)	8.9%
Operating revenues, net of provisions for loan losses	324,390	359,282	327,594	470.4	1.0%	(8.8)%	995,587	1,002,923	1,440.2	0.7%
Operating expenses
Personnel expenses	(85,839)	(90,509)	(94,320)	(135.4)	9.9%	4.2%	(255,519)	(278,386)	(399.8)	8.9%
Administrative expenses	(69,252)	(70,996)	(74,786)	(107.4)	8.0%	5.3%	(201,230)	(214,171)	(307.5)	6.4%
Depreciation and amortization	(7,935)	(7,306)	(7,307)	(10.5)	(7.9)%	0.0%	(20,897)	(21,999)	(31.6)	5.3%
Impairments	(1,563)	(58)	(86)	(0.1)	(94.5)%	48.3%	(1,771)	(144)	(0.2)	(91.9)%
Other operating expenses	(3,092)	(3,971)	(9,934)	(14.3)	221.3%	150.2%	(18,402)	(23,591)	(33.9)	28.2%
Total operating expenses	(167,681)	(172,840)	(186,433)	(267.7)	11.2%	7.9%	(497,819)	(538,291)	(773.0)	8.1%
Net operating income	156,709	186,442	141,161	202.7	(9.9)%	(24.3)%	497,768	464,632	667.2	(6.7)%
Income attributable to affiliates	747	1,054	960	1.4	28.5%	(8.9)%	1,927	2,705	3.9	40.4%
Income before income tax	157,456	187,496	142,121	204.1	(9.7)%	(24.2)%	499,695	467,337	671.1	(6.5)%
Income tax	1,262	(19,113)	(8,321)	(11.9)	—	(56.5)%	(36,747)	(48,439)	(69.6)	31.8%
Net Income for the period	158,718	168,383	133,800	192.2	(15.7)%	(20.5)%	462,948	418,898	601.5	(9.5)%
Non-Controlling interest	—	1	—	—	—	—	1	1	—	—
Net Income attributable to bank’s owners	158,718	168,382	133,800	192.2	(15.7)%	(20.5)%	462,947	418,897	601.5	(9.5)%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$696.38 for US$1.00 as of September 30, 2015. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

3rd Quarter 2015 | Financial Information:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Sep-14	Jun-15	Sep-15	Sep-15	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Sep-15/Sep-14	Sep-15/Jun-15
Cash and due from banks	939,918	1,127,203	982,340	1,410.6	4.5%	(12.9)%
Transactions in the course of collection	412,839	637,500	579,892	832.7	40.5%	(9.0)%
Financial Assets held-for-trading	585,984	561,169	570,562	819.3	(2.6)%	1.7%
Receivables from repurchase agreements and security borrowings	11,356	45,947	36,890	53.0	224.9%	(19.7)%
Derivate instruments	820,546	995,002	1,416,203	2,033.7	72.6%	42.3%
Loans and advances to Banks	675,764	1,470,569	1,563,739	2,245.5	131.4%	6.3%
Loans to customers, net
Commercial loans	12,932,564	13,432,572	14,385,261	20,657.2	11.2%	7.1%
Residential mortgage loans	5,219,568	5,803,641	6,107,823	8,770.8	17.0%	5.2%
Consumer loans	3,230,947	3,413,154	3,524,787	5,061.6	9.1%	3.3%
Loans to customers	21,383,079	22,649,367	24,017,871	34,489.6	12.3%	6.0%
Allowances for loan losses	(524,774)	(542,097)	(571,852)	(821.2)	9.0%	5.5%
Total loans to customers, net	20,858,305	22,107,270	23,446,019	33,668.4	12.4%	6.1%
Financial Assets Available-for-Sale	1,556,870	1,304,422	1,241,722	1,783.1	(20.2)%	(4.8)%
Financial Assets Held-to-maturity	—	—	—	—	—	—
Investments in other companies	24,584	26,425	27,570	39.6	12.1%	4.3%
Intangible assets	26,614	26,824	25,984	37.3	(2.4)%	(3.1)%
Property and Equipment	203,764	206,328	212,585	305.3	4.3%	3.0%
Current tax assets	2,412	3,137	3,104	4.5	28.7%	(1.1)%
Deferred tax assets	189,675	206,270	238,524	342.5	25.8%	15.6%
Other assets	303,269	455,402	476,732	684.6	57.2%	4.7%
Total Assets	26,611,900	29,173,468	30,821,866	44,260.1	15.8%	5.7%

	Sep-14	Jun-15	Sep-15	Sep-15	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Sep-15/Sep-14	Sep-15/Jun-15
Liabilities
Current accounts and other demand deposits	6,344,247	7,212,708	7,292,658	10,472.2	14.9%	1.1%
Transactions in the course of payment	290,445	402,939	386,559	555.1	33.1%	(4.1)%
Payables from repurchase agreements and security lending	225,884	239,066	267,548	384.2	18.4%	11.9%
Saving accounts and time deposits	9,560,022	9,890,101	10,308,250	14,802.6	7.8%	4.2%
Derivate instruments	826,616	952,322	1,344,472	1,930.7	62.6%	41.2%
Borrowings from financial institutions	803,577	1,314,762	1,569,095	2,253.2	95.3%	19.3%
Debt issued	5,139,773	5,607,828	5,978,984	8,585.8	16.3%	6.6%
Other financial obligations	183,656	177,797	153,508	220.4	(16.4)%	(13.7)%
Current tax liabilities	9,908	11,967	23,048	33.1	132.6%	92.6%
Deferred tax liabilities	46,579	33,029	33,391	47.9	(28.3)%	1.1%
Provisions	511,687	430,682	545,465	783.3	6.6%	26.7%
Other liabilities	231,195	290,764	251,069	360.6	8.6%	(13.7)%
Total liabilities	24,173,589	26,563,965	28,154,047	40,429.1	16.5%	6.0%
Equity of the Bank’s owners
Capital	1,944,920	2,041,173	2,041,173	2,931.1	4.9%	—
Reserves	263,338	390,640	390,640	561.0	48.3%	—
Other comprehensive income	16,769	52,110	42,870	61.6	155.7%	(17.7)%
Retained earnings from previous periods	16,379	16,060	16,060	23.1	(1.9)%	—
Income for the period	462,947	285,097	418,897	601.5	(9.5)%	46.9%
Provisions for minimum dividends	(266,044)	(175,579)	(241,823)	(347.3)	(9.1)%	37.7%
Non-Controlling Interest	2	2	2	—	—	—
Total equity	2,438,311	2,609,503	2,667,819	3,831.0	9.4%	2.2%
Total Liabilities & Equity	26,611,900	29,173,468	30,821,866	44,260.1	15.8%	5.7%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$696.38 for US$1.00 as of September 30, 2015. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

3rd Quarter 2015 | Financial Information:

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters			Year Ended
Key Performance Ratios	3Q14	2Q15	3Q15	Sep-14	Jun-15	Sep-15
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.68	1.78	1.39	4.89	3.01	4.36
Net income per ADS (Ch$)	1,006.08	1,067.34	835.13	2,934.52	1,807.17	2,614.59
Net income per ADS (US$)	1.68	1.67	1.20	4.90	2.83	3.75
Book value per Share (Ch$)	25.76	27.57	27.75	25.76	27.57	27.75
Shares outstanding (Millions)	94,655	94,655	96,129	94,655	94,655	96,129
Profitability Ratios (3)(4)
Net Interest Margin	4.73%	5.05%	4.74%	5.04%	4.60%	4.65%
Net Financial Margin	5.18%	5.28%	5.18%	5.52%	5.01%	5.07%
Fees & Comm. / Avg. Interest Earnings Assets	1.09%	1.15%	1.15%	1.12%	1.14%	1.15%
Operating Revs. / Avg. Interest Earnings Assets	6.39%	6.52%	6.43%	6.73%	6.27%	6.32%
Return on Average Total Assets	2.42%	2.38%	1.77%	2.39%	2.03%	1.94%
Return on Average Equity	26.33%	26.19%	20.42%	25.77%	21.81%	21.35%
Capital Ratios
Equity / Total Assets	9.16%	8.94%	8.66%	9.16%	8.94%	8.66%
Tier I (Basic Capital) / Total Assets	7.80%	7.67%	7.40%	7.80%	7.67%	7.40%
Tier I (Basic Capital) / Risk-Wighted Assets	10.26%	10.21%	9.77%	10.26%	10.21%	9.77%
Total Capital / Risk- Weighted Assets	13.17%	12.84%	12.38%	13.17%	12.84%	12.38%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.28%	1.29%	1.29%	1.28%	1.29%	1.29%
Allowance for Loan Losses / Total Past Due	191.10%	185.94%	183.97%	191.10%	185.94%	183.97%
Impaired Loans / Total Loans to Customers	3.72%	3.81%	3.59%	3.72%	3.81%	3.59%
Loan Loss Allowances / Impaired Loans	65.92%	62.86%	66.29%	65.92%	62.86%	66.29%
Loan Loss Allowances / Total Loans to Customers	2.45%	2.39%	2.38%	2.45%	2.39%	2.38%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.17%	1.07%	1.78%	1.34%	1.14%	1.36%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	43.44%	41.28%	43.17%	41.28%	43.97%	43.69%
Operating Expenses / Average Total Assets (3) (4)	2.56%	2.44%	2.47%	2.56%	2.50%	2.49%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	24,159,098	25,671,747	26,883,279	23,878,290	25,536,429	25,985,379
Avg. Assets (million Ch$)	26,204,846	28,301,829	30,183,615	25,879,971	28,148,339	28,826,764
Avg. Equity (million Ch$)	2,410,772	2,571,680	2,621,002	2,395,094	2,613,938	2,616,292
Avg. Loans to customers (million Ch$)	21,117,807	22,155,636	23,443,977	21,001,022	21,957,453	22,452,961
Avg. Interest Bearing Liabilities (million Ch$)	15,616,852	16,335,400	17,493,560	15,485,535	16,182,116	16,619,264
Risk-Weighted Assets (Million Ch$)	23,764,810	25,560,417	27,299,849	23,764,810	25,560,417	27,299,849
Additional Data
Exchange rate (Ch$/US$)	598.31	639.12	696.38	598.31	639.12	696.38
Employees (#)	14,913	14,864	14,993	14,913	14,864	14,993
Branches (#)	430	421	421	430	421	421

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$696.38 for US$1.00 as of September 30, 2015. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

3rd Quarter 2015 | Financial Information:

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Investor Relations | Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl	Mr. Daniel Galarce Head of Research Research Department | Banco de Chile Phone Nr. (56-2) 2653.0667 Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2015

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO